UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)

PYXIS TANKERS INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

Y71726 106

(CUSIP Number)

c/o Pyxis Maritime Corp.

K. Karamanli 59

Maroussi 151 25, Greece

+30-210-638-0200

Attn: President

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

October 28, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. Y71726 106

1		Name of Reporting Person; S.S. or I.R.S. Identification No. of Above Person (entities only) Maritime Investors Corp.
2	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☒
3		SEC Use Only
4		Source of Funds: OO
5		Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization: Republic of the Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 0
	8	Shared Voting Power: 17,002,445*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 17,002,445*
11		Aggregate Amount Beneficially Owned by Each Reporting Person: 17,002,445*
12		Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount In Row 11 93.19%
14		Type of Reporting Person: CO

* Shares held by Maritime Investors Corp., a Marshall Islands company controlled by Mr. Valentis.

CUSIP NO. Y71726 106

1		Name of Reporting Person; S.S. or I.R.S. Identification No. of Above Person (entities only) Valentios Valentis
2	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☒
3		SEC Use Only
4		Source of Funds: Not applicable
5		Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization: Greece
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 0
	8	Shared Voting Power: 17,002,445*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 17,002,445*
11		Aggregate Amount Beneficially Owned by Each Reporting Person: 17,002,445*
12		Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount In Row 11 93.19%
14		Type of Reporting Person: IN

* Shares held by Maritime Investors Corp., a Marshall Islands company controlled by Mr. Valentis.

 This Schedule 13D is being filed by Maritime Investors Corp. (“MIC”) and Mr. Valentios Valentis (collectively with MIC, the “Reporting Persons”). The Reporting Persons may constitute a “group” for reporting purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the “Act”), with respect to their respective beneficial ownership of the Shares (as defined below). This Schedule 13D constitutes the original report of the Reporting Persons. A copy of their agreement in writing to file this Schedule 13D on behalf of each of them is attached hereto as Exhibit A.

Item 1. Security and Issuer

This Schedule 13D relates to shares of common stock, $0.001 par value per share (the “Shares”), of Pyxis Tankers Inc., a Marshall Islands corporation (the “Issuer”). The Issuer’s principal executive offices are located at c/o Pyxis Maritime Corp., K. Karamanli 59,151 25 Maroussi, Greece.

Item 2. Identity and Background

(a)        MIC is incorporated under the laws of the Republic of the Marshall Islands. Mr. Valentis is a director of the Board and controlling shareholder of MIC.

(b)        The business address for the Reporting Persons is c/o Pyxis Maritime Corp., K. Karamanli 59, Maroussi 151 25, Greece.

(c)       Mr. Valentios Valentis and Ms. Theodora Pikrou are the sole directors and officers of MIC. The address for Ms. Pikrou is c/o Pyxis Maritime Corp., K. Karamanli 59, Maroussi 151 25, Greece. The principal business of MIC is investments.

(d)       During the last five years, none of the individuals referenced in (c) nor MIC have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)        During the last five years, none of the individuals referenced in (c) nor MIC were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)         Mr. Valentis has Greek citizenship and Ms. Pikrou has British citizenship.

Item 3. Source and Amount of Funds or Other Consideration

In connection with the formation of the Issuer on March 23, 2015, MIC subscribed for and purchased on such date 10,000,000 Shares for a consideration of $10,000 in cash.

Pursuant to the terms of the Agreement and Plan of Merger by and among Issuer, Maritime Technologies Corp., LookSmart Ltd. and LookSmart Group, Inc., dated April 23, 2015, as amended on September 22, 2015 (the “Merger Agreement”), at the closing of the Merger (as defined below) and for the consideration set forth therein, MIC received 7,002,445 newly-issued Shares as Pyxis True-Up Shares (as such term is defined in the Merger Agreement). The merger (the “Merger”) of LookSmart Ltd. with and into Maritime Technologies Corp., a wholly owned subsidiary of the Issuer, as contemplated by the Merger Agreement was completed on October 28, 2015.

Item 4. Purpose of Transaction

All of the Shares reported herein were acquired for investment purposes, and were acquired without the purpose or effect of changing or influencing control of the Issuer. The Reporting Persons review on a continuing basis their investment in the Issuer and reserve the right to change their plans or intentions and to take any and all actions that they deem appropriate to maximize the value of their investment in the Issuer. Based on such review and depending on the price and availability of the Issuer’s securities, the Reporting Persons may from time to time, acquire or dispose, or cause to be acquired or disposed, additional securities of the Issuer, in the open market, in privately negotiated transactions or otherwise or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment policies of the Reporting Persons, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.

As part of the ongoing evaluation of their investment in the Issuer and their investment alternatives, the Reporting Persons and their respective affiliates may also from time to time, consider, evaluate or propose various possible transactions involving the Issuer or its subsidiaries or affiliates, which could include, among other things: (a) the possible acquisition by any person of additional securities of the Issuer, or the possible disposition of securities of the Issuer; (b) possible extraordinary corporate transactions (such as a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; (c) the possible sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) making or seeking to make changes in or affecting the board of directors or management of the Issuer, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) making or seeking to make changes in the capitalization or dividend policy of the Issuer; (f) making or seeking to make any other material change in the Issuer’s business or corporate structure; (g) making or seeking to make changes in the Issuer’s articles of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, including the soliciting of votes of the Issuer’s shareholders in any annual or special meeting of shareholders of the Issuer; (h) causing or seeking to cause a class of securities of the Issuer to be delisted from a national securities exchange; (i) causing or seeking to cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

 In addition, from time to time, the Reporting Persons and their affiliates may hold discussions with the Issuer regarding the matters described in subparagraphs (a) through (j) above.

Item 5. Interest in Securities of the Issuer

(a)         As of the date hereof, MIC owns 17,002,445 Shares, which represents an aggregate of approximately 93.19 % of the issued and outstanding Shares. Mr. Valentios Valentis may be deemed the beneficial owner of the Shares owned by MIC.

(b)         MIC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of all of the Shares it owns; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of all of the Shares it owns. Mr. Valentis has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of all of the Shares owned by MIC; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of all Shares owned by MIC.

(c)         As described in Item 3 of the Schedule 13D above, on October 28, 2015, MIC acquired 7,002,445 Shares in connection with the closing of the Merger under the Merger Agreement.

(d)         Not applicable.

(e)         Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The following description is qualified in their entirety by the instrument included as an exhibit to this Schedule 13D.

Pursuant to the terms of the Merger Agreement, MIC elected to receive from the Issuer a Promissory Note, dated as of October 28, 2015 (the “Note”), in the principal amount of $2,500,000. MIC received the Note in lieu of receiving $1,875,000 in the form of Pyxis True-Up Shares. The Note also combined with and replaced an earlier promissory note, dated as of April 23, 2015, made to the order of MIC in the principal sum of $625,000. From time to time and subject to the provisions of the Note, Issuer will have the right, at its option, at any time to convert all, or a portion, in multiples of $1,000, of the then accrued interest on the Note into that number of fully paid and non-assessable Shares obtained by dividing the portion of the then outstanding interest due to be converted under the Note by the five-day volume weighted average closing price per share of the Shares over the five (5)-day period ending on the day prior to the date of issuance of the Shares.

Except as disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer (i) among the Reporting Persons and, to the best of their knowledge, any of the other persons identified pursuant to Item 2 above and (ii) between (a) the Reporting Persons and, to the best of their knowledge, any of the other persons identified pursuant to item 2 above and (b) any other person.

Item 7. Material to Be Filed as Exhibits

Exhibit 1 Joint Filing Agreement between the Reporting Persons

Exhibit 2 Pyxis Tankers Inc. Promissory Note made to the order of Maritime Investors Corp., dated as of October 28, 2015.

[SCHEDULE 13D SIGNATURE PAGE]

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

MARITIME INVESTORS CORP.

By: /s/ Valentios Valentis Name: Valentios Valentis Title: Director

/s/ Valentios Valentis Valentios Valentis

Dated: November 10, 2015